March 13, 2008
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attn: H. Roger Schwall

Re:	J & J Snack Foods Corp. Form 10-K for the Year Ended September 29, 2007 Filed December 7, 2007 Form 10-Q for the Quarterly Period Ended December 29, 2007 Filed January 24, 2008 File No. 0-14616
Dear Mr. Schwall:
     This is in response to your letter dated February 29, 2008. Our responses are keyed to your comments:
Compensation Discussion and Analysis, page 8
1.	Please confirm in writing that you will comply with the following comments in all future filings. Provide us also with an example of the disclosure you intend to use. Please understand that after our review of your responses, we may raise additional comments.
Company Response:
We confirm that we will comply with the following comments in all future filings.
2.	Identify the specific items or measurements of corporate performance utilized in determining whether corporate performance standards are met for the various forms of performance based compensation.
Company Response:
Annual Cash Incentives are the only form of performance based compensation determined by measures of corporate performance. We believe that the specific items of corporate performance are identified in the below excerpt from Compensation Discussion and Analysis:
Annual Cash Incentive
     The Annual Cash Incentive or Bonus for each Named Executive Officer is handled in a variety of ways. Certain executives are governed by various formula described below which have been developed over the years. The Compensation Committee reviews the formula annually and has determined that it is producing results that it considers fair and appropriate.
     Gerald B. Shreiber — CEO. At our 2004 Annual Meeting, the Shareholders approved a bonus formula for Mr. Shreiber whereby he receives annually a bonus equal to 2.5 percent of the Company’s Net Earnings. This formula produced a bonus of $651,000 in fiscal year 2005, $736,000 in fiscal year 2006 and $802,790 in fiscal year 2007.
     Dennis G. Moore’s, Senior Vice President and CFO, bonus is not determined by formula. In determining his bonus the Compensation Committee reviews published reports of salaries and bonus given to CFO’s of 100 local Philadelphia companies and considers the recommendation of the CEO and the annual results of the Company.
     Robert Radano’s, Senior Vice President and COO, bonus is established by a formula which provided him a bonus equal to six percent (6%) of the increase in earnings for the current fiscal year over the average earnings of the prior two years for certain J & J companies in which Mr. Radano is directly involved. Under this formula Mr. Radano would not earn a bonus. However, the Committee recognized that this formula was affected by the sudden and unexpected increase in commodity prices. Upon the recommendation of the CEO the Committee approved a discretionary bonus of $100,000.
     Daniel Fachner’s annual bonus is equal to two percent (2%) of the earnings before taxes and foreign currency adjustments for the ICEE Company.
     Vincent Melchiorre’s bonus for fiscal 2007 was determined by his Employment contract discussed below.
3.	Indicate specifically whether you engage in the “benchmarking” of total compensation or any material component thereof, and if so, please identify the benchmark and its components. For example, we note that while you indicate in the first paragraph under “Determining Compensation” that “we need not set compensation levels at a targeted percentile or rely solely on such data to make our compensation decisions,” you also indicate in your discussion of Mr. Moore’s annual cash incentive (page 10) that the Compensation Committee “reviews published reports of salaries and bonuses.”

Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
Determining Compensation
     The Compensation Committee’s process for determining compensation levels for executive officers differs depending upon the compensation element and the position of the individual being considered. For each executive officer other than the CEO; the Compensation Committee annually reviews each element of compensation described below in consultation with the CEO. A number of factors are considered in determining individual compensation level, including performance of the individual and the business unit or function under his or her leadership, the Company’s performance, and economic and business conditions affecting J & J at the time of the review. Management and external sources provide relevant information and analyses as the Compensation Committee deems appropriate. Competitive market data (compensation of 100 local Philadelphia Companies) is considered from time to time, but we need not set compensation levels at a targeted percentile or rely solely on such data to make compensation decisions. While substantially guided by the applicable performance metrics of our programs, the Compensation Committee retains authority to exercise its judgment when approving individual awards. The Committee does not engage in the benchmarking of total compensation or any material component thereof.
Executive Compensation Objectives, page 8
4.	Reference is made in the last bullet point on page 8 to a “peer group” of companies considered in determining compensation levels. Please identify the companies that constitute this “peer group” for purposes of determining compensation.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
Compensation should reward Company and individual performance. Our programs should strive to deliver competitive compensation for exceptional individual and Company performance to companies with whom we compete for executive talent. The Compensation Committee reviews reports of compensation of 100 local Philadelphia companies.
Annual Cash Incentive, page 10

5.	Identify the “comparable companies” utilized in determining Mr. Moore’s cash bonus amounts.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
Dennis G. Moore’s, Senior Vice President and CFO, bonus is not determined by formula. In determining his bonus the Compensation Committee reviews published reports of salaries and bonus given to CFO’s of 100 local Philadelphia companies and considers the recommendation of the CEO and the annual results of the Company.
Long Term Incentives, page 10
6.	What is the basis upon which the allocation between current compensation and long term incentives is made in determining an employee’s total compensation? How is the allocation among the various forms of long term incentive compensation determined?
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
Long-Term Incentives. Long-term incentive compensation is designed to:
•	align executive officer and stockholder interests;

•	facilitate stock ownership among executive officers;

•	reward achievement of long-term performance goals; and

•	provide incentives for executive retention;
Mr. Shreiber’s annual grant of stock options is fixed by the Stock Option Plan at 20,000 options per year. Mr. Melchiorre’s grants of stock options are set forth in his Employment Contract discussed above. The Compensation Committee has determined that Other Named Executive Officers should receive annual grants of stock options to acquire $100,000 in stock value because this is the limit above which options no longer qualify as Incentive Stock Options under Internal Revenue Service regulations.
The Compensation Committee’s decision to limit the use of long term compensation to the stock options described above is because the Named Executive Officers, other than Mr. Melchiorre, have already accumulated substantial stock ownership over their long periods of service. As a result compensation of the Named Executive Officers is primarily current compensation. The Compensation Committee did not consider any other forms of long-term incentives since its opinion is that the stock option grants are sufficient long-term incentives.
The terms of the long-term incentive awards granted to Named Executive Officers are described in the narrative to Summary Compensation Table and Grants of Plan-Based Awards table. In accordance with the Stock Option Plan, Mr. Shreiber’s options are granted at the end of the Company’s fiscal year. With the exception of options granted to recently hired employees at time of hire or to employees hired in connection with an acquisition, stock options are granted in December of each year on a date selected by the Board at its November meeting.
Additionally, we would remove the following bullet point from the discussion of Executive Compensation Objectives:
Executive Compensation Objectives
•	Compensation should foster the long-term focus required for success in the snack food industry. We believe that long-term incentive compensation will motivate executive officers to deliver long-term value to our stockholders. Executives at higher levels in our Company should have a greater proportion of their compensation tied to longer-term performance because they are in a better position to influence longer-term results. This approach supports strategic decision-making and actions that will serve the long-term interest of J & J and aligns the interest of executive officers and stockholders.
Perquisites, page 11
7.	Please confirm that none of the items exceed the $25,000 limit set forth in Item 402(k)(2)(vii) of Regulation S-K.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
Perquisites. J & J provides a limited number of perquisites, none of which exceed $25,000 in value, to its Named Executive Officers. The most significant of these perquisites is the use of a Company automobile. Mr. Fachner is provided with an allowance to defray the cost of his Country Club membership.
Critical Accounting Policies, Judgments and Estimates, page 13

8.	You have identified that your estimate of the useful lives of intangible assets is a critical policy. Expand your discussion to address, for each class of amortizable intangibles, the pertinent factors you consider to determine the useful life, the uncertainties involved, and why such estimates bear the risk of change.
Company Response:
     The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
     Asset Impairment - In 2006, goodwill of our frozen beverages reporting unit increased by $3,487,000 as a result of the acquisitions of ICEE of Hawaii and SLUSH PUPPIE and the goodwill of our food service reporting unit increased by $839,000 as a result of a smaller acquisition. In 2007, goodwill of our food service reporting unit increased by $1,323,000 as a result of the acquisitions of Hom/Ade Foods and DADDY RAY’S. In 2007, goodwill of our frozen beverages reporting unit increased by $603,000 as the result of the Kansas ICEE acquisition.
     We have three reporting units with goodwill totaling $60,314,000 as of September 29, 2007. We utilize historical reporting unit cash flows (defined as reporting unit operating income plus depreciation and amortization) as a proxy for expected future reporting unit cash flows to evaluate the fair value of these reporting units. If the fair value estimated substantially exceeds the carrying value of the reporting unit, including the goodwill, if any, associated with that unit, we do not recognize any impairment loss. We do not engage a third party to assist in this analysis as we believe that our in-house expertise is adequate to perform the analysis.
     Licenses and rights, customer relationships and non compete agreements are being amortized by the straight-line method over periods ranging from 4 to 20 years and amortization expense is reflected throughout operating expenses. The gross carrying amount of intangible assets increased by $17,034,000 in 2006 primarily as a result of the acquisition of $15,188,000 of intangible assets of the SLUSH PUPPIE business. The gross carrying amount of intangibles increased by $39,633,000 in 2007 primarily as a result of the acquisitions of $23,771,000 and $12,799,000 of intangible assets of Hom/Ade Foods and DADDY RAY’S, respectively. Long-lived assets, including fixed assets and intangibles, are reviewed for impairment as events or changes in circumstances occur indicating that the carrying amount of the asset may not be recoverable. Cash flow analyses are used to assess impairment. The estimates of future cash flows involve considerable management judgment and are based upon assumptions about expected future operating performance. Assumptions used in these forecasts are consistent with internal planning. The actual cash flows could differ from management’s estimates due to changes in business conditions, operating performance, economic conditions, competition and consumer preferences.

     Useful lives of intangible assets - Most of our trade names which have carrying value have been assigned an indefinite life and are not amortized because we plan to receive the benefit from them indefinitely. If we decide to curtail or eliminate the use of any of the trade names or if sales that are generated from any particular trade name do not support the carrying value of the trade name, then we would record an impairment or assign an estimated useful life and amortize over the remaining useful life. Rights such as prepaid licenses and non compete agreements are amortized over contractual periods. The useful lives of customer relationships are based on the discounted cash flows expected to be received from sales to the customers adjusted for an attrition rate. The loss of a major customer or declining sales in general could create an impairment charge.
Consolidated Statements of Earnings, pro forma F-5
9.	We note your presentation of shared-based compensation expense at the bottom of your statements of earnings. Please tell us how you believe this presentation complies with the guidance of SAB Topic 14:F.
Company Response:
The guidance at SAB Topic 14:F is, “The staff believes a company could consider disclosing the amount of expense related to share-based payment arrangements included in specific line items in the financial statements. Disclosure of this information might be appropriate in a parenthetical note to the appropriate income statement line items, on the cash flow statement, in the footnotes to the financial statements, or within MD&A.” Our opinion is that our presentation is consistent with this guidance and clearly provides the reader of the financial statements with information that is understandable.
Notes to Consolidated Financial Statements
Note A – Summary of Significant Accounting Policies, page F-8
10.	Revise this footnote to disclose what your significant accounting policies actually are, rather than only stating that your policies comply with or follow a particular accounting standard or Staff Accounting Bulletin. In particular, address this comment with regard to revenue recognition, impairment policies for long-term and intangible assets, and charges against inventories.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings as relates to impairment policies for long-term and intangible assets and charges against inventories:

7. Inventories
     Inventories are valued at the lower of cost (determined by the first-in, first-out method) or market. We follow FASB Statement 151, “Inventory Costs, an amendment of Accounting Research Bulletin (ARB) No. 43, Chapter 4,” (Statement 151). Statement 151 retains the general principle of ARB 43, Chapter 4, “Inventory Pricing”, that inventories are presumed to be stated at cost; however, it amends ARB 43 to clarify that abnormal amounts of idle facilities, freight, handling costs, and spoilage should be recognized as charges of the current period and allocation of fixed production overheads to inventories should be based on the normal capacity of the production facilities.
     Statement 151 defines normal capacity as the production expected to be achieved over a number of periods or seasons under normal circumstances, taking into account the loss of capacity resulting from planned maintenance. The Board concluded that normal capacity refers to a range of production levels that will vary based on business- and industry-specific factors. Accordingly, an entity will have to use judgment to determine when production is outside the range of expected variation in production (either abnormally low or abnormally high). In periods of abnormally low production (for example, periods in which there is significantly lower demand, labor and material shortages exist, or there is unplanned equipment downtime) the amount of fixed overhead allocated to each unit of production should not be increased. However, in periods of abnormally high production the amount of fixed overhead allocated to each unit of production is decreased to assure inventories are not measured above cost.
     We review for slow moving and obsolete inventory and a reserve is established for the value of inventory that we estimate will not be used. At September 29, 2007 and September 30, 2006, our reserve for inventory was $2,864,000 and $2,330,000, respectively.
9. Depreciation and Amortization
     Depreciation of equipment and buildings is provided for by the straight-line method over the assets’ estimated useful lives. Amortization of improvements is provided for by the straight-line method over the term of the lease or the assets’ estimated useful lives, whichever is shorter. Licenses and rights arising from acquisitions are amortized by the straight-line method over periods ranging from 4 to 20 years. We follow SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” (SFAS No. 144) and SFAS No. 142, “Goodwill and Other Intangible Assets,” (SFAS No. 142).
     We review our equipment and buildings to ensure that they provide economic benefit. We recorded an impairment charge of $1,193,000 in 2006 in the food service segment for the writedown of robotic packaging equipment based on a determination made during the year that we would not be able to make the equipment work as intended. We use market value tests and discounted cash flow models to test goodwill and other intangible assets for impairment. These assets are reviewed for impairment annually or more frequently as a triggering event, such as the loss of a major customer, might occur.
     We believe that our discussion on page F-8 discloses what our significant accounting policies are with regard to revenue recognition.
11.	You state that revenue from the sale of products is recognized at the time the products are shipped to third parties. Please confirm that recognizing revenue at the time of shipment, rather than at the time of delivery, is consistent with the terms of your agreements with customers. In other words, confirm that the terms of your product shipments are FOB shipping point rather than FOB destination.
Company Response:
Our customers place legally binding orders for product, and therefore, absent quality issues, are legally obligated to accept product once it has been shipped. Customer rejections for quality issues are rare. Based on these facts, we believe that recognizing revenue when product is shipped is proper revenue recognition.
Commodity Price Risk Management, page F-13
12.	Disclose your policy for net losses on firm purchase commitments and separately disclose such losses if material. Refer to ARB 47, Chapter 4, paragraph 17.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
15. Commodity Price Risk Management
     Our most significant raw material requirements include flour, shortening, corn syrup, sugar, raisins, juice, cheese, chocolate, and macadamia nuts. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials primarily through forward purchasing to cover future manufacturing requirements, generally for periods from 1 to 12 months. As of September 29, 2007, we have approximately $31,000,000 of such commitments. Futures contracts are not used in combination with forward purchasing of these raw materials. Our procurement practices are intended to reduce the risk of future price increases, but also may potentially limit the ability to benefit from possible price decreases. Our policy is to recognize estimated losses on purchase commitments when they occur. At each of the last three fiscal year ends, we did not have any material losses on our purchase commitments.

Note B – Acquisitions, page F-15
13.	Please explain to us why your pro forma earnings chart on page F-16 excludes the impact of the Hom/Ade and Radar acquisitions. Clarify in your footnote disclosure which business combinations are included in the pro forma disclosure. We note that paragraph 54 of SFAS No. 141 requires that the results of material businesses acquired or a series of individually immaterial business combinations that are material in the aggregate should be included, not excluded, for the current and prior periods.
Company Response:
The pro forma earnings chart on page F-16 does include the impact of the Hom/Ade and Radar acquisitions by removing the beneficial impact of Hom/Ade and Radar on sales, net earnings, earnings per diluted share and earnings per basic share from our consolidated results for the year ended September 29, 2007. Since our results for the years ended September 30, 2006 and September 24, 2005 do not include Hom/Ade and Radar, we are providing a like comparison of the three years’ results.
In our disclosure, we state, “The following pro forma information discloses net sales, net earnings and earnings per share for the year ended September 29, 2007 excluding the impact of the Hom/Ade and Radar acquisitions.
Although this may be contrary to the specific requirements of paragraph 54 of SFAS No. 141, we believe our chart provides a more meaningful comparison for the reader of our financial statements and is therefore within the spirit of paragraph 54 of SFAS No. 141. Additionally, we do not have audited financial statements for Hom/Ade and Radar for the prior years and if we did, they would likely include charges that are not representative of an ongoing public company and their inclusion would likely distort the comparison for the reader. Due to the lack of reliable historical audited financial statements, we do not feel it would be prudent to present such information to the public.
We are comfortable that our chart, although contrary to paragraph 54 of SFAS No. 141, does not mislead the reader and in our opinion provides the reader with a better and clearer comparison of results.
Note C – Investment Securities, page F-16
14.	Expand your disclosure to describe the nature of your equity securities. In particular, address why you consider the equity securities to be short-term in nature and why such securities would not fluctuate from their par value. We may have further comment.

Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
Equity securities are comprised of auction market preferred shares which are saleable at auction at auction intervals ranging from 7 to 49 days. Auction market preferred shares have historically been bought and sold at par. The auction market preferred shares which we own are minimally 200 % collateralized, as required by the Investment Company Act of 1940, by assets which are equity and fixed income securities.
Note F – Goodwill and Intangible Assets, page F-18
15.	It appears you have classified the value assigned to customer relationships from your disclosed acquisitions in Note B as “licenses and rights” in this table. Tell us why you consider customer relationships to be part of the same intangible asset class as licenses and rights, as defined in Statement of Financial Accounting Standards 142.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:
The carrying amount of acquired intangible assets for the reportable segments are as follows:

	September 29, 2007		September 30, 2006
	Gross		Gross
	Carrying	Accumulated	Carrying	Accumulated
	Amount	Amortization	Amount	Amortization
	(in thousands)
Food Service

Indefinite lived intangible assets
Trade Names	$8,180	$—	$—	$—

Amortized intangible assets
Non compete agreements	435	133	100	51
Customer relationships	33,287	4,472	5,306	1,595

Licenses and rights	3,606	1,609	3,607	1,383

	$45,508	$6,214	$9,013	$3,029

Retail Supermarket

Indefinite lived intangible assets
Trade Names	$2,731	$—	$—	$—

The Restaurant Group

Amortized intangible assets
Licenses and rights	$—	$—	$—	$—

Frozen Beverages

Indefinite lived intangible assets
Trade Names	$9,315	$—	$8,960	$—

Amortized intangible assets
Non compete agreements	148	56	154	15
Customer relationships	6,478	884	6,420	229
Licenses and rights	$1,601	$294	$1,601	$206

	$17,542	$1,234	$17,135	$450

16.	Disclose the accounting policy for each of your amortized and indefinite life assets such as trade names and goodwill. In particular, disclose the basis for determining the recorded carrying amount and, if applicable, the amortization period used.
Company Response:
The Company proposes to change its disclosure going forward. The following disclosure illustrates the changes the Company will make in its future filings:

The gross carrying amount of intangible assets is determined by applying a discounted cash flow model to the future sales and earnings associated with each intangible asset or is set by contract cost. The amortization period used for definite lived intangible assets is set by contract period or by the period over which the bulk of the discounted cash flow is expected to be generated. We currently believe that we will receive the benefit from the use of the trade names classified as indefinite lived intangible assets indefinitely and they are therefore not amortized.
The carrying value of goodwill is determined based on the excess of the purchase price of acquisitions over the estimated fair value of tangible and intangible net assets. Goodwill is not amortized but is evaluated annually by management for impairment. There were no impairment charges in 2007, 2006 or 2005.
Note J – Commitments
Other Commitments, page F-21
17.	Tell us your accounting policy for incurred but not reported (IBNR) claims and how such policy conforms to generally accepted accounting principles, including references to applicable accounting standards. We may have further comment.
Company Response:
The Company proposes to change its disclosure on page 15 going forward. The following disclosure illustrates the changes the Company will make in its future filings:
     Insurance Reserves — We have a self-insured medical plan which covers approximately 1,100 of our employees. We record a liability for incurred but not yet reported or paid claims based on our historical experience of claims payments and a calculated lag time period. We maintain a spreadsheet that includes claims payments made each month according to the date the claim was incurred. This enables us to have an historical record of claims incurred but not yet paid at any point in the past. We then compare our accrued liability to the more recent claims incurred but not yet paid amounts and adjust our recorded liability up or down accordingly. Our recorded liability at September 29, 2007 and September 30, 2006 was $801,000 and $1,101,000, respectively. Considering that we have stop loss coverage of $125,000 for each individual plan subscriber, the general consistency of claims payments and the short time lag, we believe that there is not a material exposure for this liability. Because of the foregoing, we do not engage a third party actuary to assist in this analysis.

     We self-insure, up to loss limits, worker’s compensation and automobile liability claims. Accruals for claims under our self-insurance program are recorded on a claims-incurred basis. Under this program, the estimated liability for claims incurred but unpaid in fiscal years 2007 and 2006 was $1,900,000 and $2,800,000, respectively. Our total recorded liability for all years’ claims incurred but not yet paid was $6,800,000 and $7,650,000 at September 29, 2007 and September 30, 2006, respectively. We estimate the liability based on total incurred claims and paid claims adjusting for loss development factors which account for the development of open claims over time. We estimate the amounts we expect to pay for some insurance years by multiplying incurred losses by a loss development factor which is based on insurance industry averages and the age of the incurred claims; our estimated liability is then the difference between the amounts we expect to pay and the amounts we have already paid for those years. Loss development factors that we use range from 1.0 to 2.0. However, for some years, the estimated liability is the difference between the amounts we have already paid for that year and the maximum we could pay under the program in effect for that particular year because the calculated amount we expect to pay is higher than the maximum. For other years, where there are few claims open, the estimated liability we record is the amount the insurance company has reserved for those claims. We evaluate our estimated liability on a continuing basis and adjust it accordingly. Due to the multi-year length of these insurance programs, there is exposure to claims coming in lower or higher than anticipated; however, due to constant monitoring and stop loss coverage on individual claims, we believe our exposure is not material. Because of the foregoing, we do not engage a third party actuary to assist in this analysis. In connection with these self-insurance agreements, we customarily enter into letters of credit arrangements with our insurers. At September 29, 2007 and September 30, 2006, we had outstanding letters of credit totaling $9,595,000 and $8,620,000, respectively.
     Also, page 15-Insurance Reserves includes a detailed discussion of our accounting policy for incurred but not reported (IBNR) claims. We record an accrual based on an estimate of claims not yet paid and not yet reported which is in conformity with applicable accounting standards.
     Please review our responses and contact me if you have any further questions or comments.
     We acknowledge that the Company is responsible for the adequacy and accuracy of disclosures in our filings; that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Dennis G. Moore Dennis G. Moore
Senior Vice President
DGM:ld